Mail Stop 3561

October 14, 2008

Michael C. Nahl
Executive Vice President
and Chief Financial Officer
Albany International Corp.
1373 Broadway
Albany, NY 12204

> **Re: Albany International Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2008**
> **File No. 1-10026**

Dear Mr. Nahl:

We have reviewed your letter dated May 30, 2008 and have the following comments.   Please feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Review of Operations, page 38

2007 vs. 2006, page 38

1. We have reviewed your response to comment 7 in our letter dated May 5, 2008. Since you finalized the contract negotiations during 2006, and the contract was retroactive to January 1, 2006, it is unclear to us why the change in timing of transfer of title would affect the change in your net sales for PMC for 2007 versus 2006, since we assume that, including your reversal of revenue in 2006 immediately following finalization of the new contract, revenues were recognized in the same manner for both annual periods. Instead, given the January 1, 2006

effective date of this change, this would appear to solely impact your comparison of 2005 versus 2006. Either further explain why the change in contract terms is used to explain fluctuations from 2006 to 2007, or advise us if our understanding or assumptions are incorrect. To the extent applicable in future filings, you should also better explain this matter to your readers.

Liquidity and Capital Resources, page 43

2. We have reviewed your response to comment 9 in our letter dated May 5, 2008. We note your discussion of the PMC strategic investment program in the sixth risk factor and note your discussion of your deliberate, intensive three-year process of restructuring and performance improvement initiatives in MD&A Trends and MD&A Outlook. If your strategic investment program is part of your performance improvement initiatives, please clarify that in MD&A. Additionally, absent disclosure of the specific components of the PMC strategic investment program that caused increased capital expenditures, please provide a cross reference to the sixth risk factor in your discussion of capital expenditures so that a reader will be aware that the increase was due to the construction of a new paper machine clothing manufacturing facility in China, additional forming fabric capacity in Korea and Brazil, and additional dryer fabric capacity in the Company's existing plant in Panyu, China.

Critical Accounting Policies and Assumptions, page 48

3. We have reviewed your response to comment 10 in our letter dated May 5, 2008 and reissue the comment. We reiterate that the purpose of critical accounting polices is to provide insight into the variability of management's estimates for accounting polices that you consider critical. In doing so, you should discuss the uncertainties in your estimates and, if you believe that other outcomes are reasonably likely to occur and may materially affect your financial statements, you should quantify the sensitivity of your estimates to these reasonably likely changes. We believe that information would be beneficial to an investor in gaining insight to the potential effect on your financial statements given a change in a significant estimate.

   Furthermore, we note in your response to comment 11 that you execute long term contracts that are accounted under the percentage of completion method. Given the estimates involved in applying SOP 81-1, please consider discussing your percentage of completion contracts and the basis for your appropriate experience in the estimation of total costs to be incurred in the execution of the contract as part of your discussion of critical accounting policies.

Financial Statements, page 53

Notes to Consolidated Financial Statements, page 59

1. Accounting Policies – Revenue Recognition, page 59

4. We have reviewed your response to comment 11 in our letter dated May 5, 2008. Given your vast offerings of products and services in each segment as well as the varying contractual terms resulting in different revenue recognition policies, we believe your revenue recognition policy should be more robust and informative. As indicated in Question 1 to SAB Topic 13:B, since you have different policies for different types of revenue transactions, we believe the policy for each material type of transaction should be disclosed. Based on your response, it appears that in addition to recognizing revenue at the time of delivery as is addressed in your current policy, in certain cases title is transferred and revenue is recognized when products are consumed by the customer or on a specified date regardless of when delivery occurs. Either revise your policy to address these types of transactions or demonstrate to us that the revenue generated by these transactions was immaterial for each year included in your financial statements. Additionally, notwithstanding your proposed revision to state within the description of your business that revenues earned from services are insignificant, we believe that the best practice is to briefly address your revenue recognition policy for services within your revenue recognition accounting policy footnote to provide all relevant revenue recognition information to your readers in one concise location.

5. Please refer to the third bullet point of comment 11 in our letter dated May 5, 2008. As previously requested, please explain to us at what point you recognize revenue for any fabrics that you store for delivery to users, and if you recognize revenue prior to delivery of these fabrics, explain to us in detail how you determined your methodology was appropriate under SAB Topic 13.

12. Reportable Segments and Geographic Data, page 78

6. We have reviewed your response to comment 14 in our letter dated May 5, 2008, including your proposed revision to your current disclosures. As previously requested, please briefly disclose the types of assets you include in the "other" unallocated assets line item ($86,507 at December 31, 2007) in your reconciliation on page 81 as we believe this information is useful to your readers in understanding how management views and evaluates your segments.

Form 10-Q for the Quarter Ended June 30, 2008

Financial Statements for the Period Ended June 30, 2008

Note 6. Discontinued Operations, page 10

7. Please confirm to us that in future filings you will provide all of the disclosures required by paragraph 47 of SFAS 144, including but not limited to the major classes of assets and liabilities classified as discontinued operations on the face of your balance sheet and the amounts of revenue and pretax profit or loss reported as "income from operations of discontinued business" on the face of your income statement. Additionally, please ensure that your MD&A analysis of results at least briefly explains the changes in income from operations of discontinued business and the changes in the related income tax expense when comparing current results to prior periods.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Review of Operations, page 31

8. Please consider revising your tabular presentation of prior period restructuring and performance-improvement initiatives expense to separately disclose expense related to restructuring and expense related to performance-improvement initiatives, similar to your disclosure for the current period, as we believe this provides valuable information to your readers about one of the primary factors underlying the changes in your results. In this regard, after locating this breakout in your June 30, 2007 Form 10-Q, we understand that the net increase of $5.5 million for the quarter is comprised of a decrease in restructuring expense of $5.4 million, offset by an increase in idle capacity costs of $1.7 million and an increase in performance-improvement initiatives of $9.1 million, but this is not apparent from your current disclosures. Similarly, after reviewing your June 30, 2007 Form 10-Q, we understand that the net increase of $9.6 million for the six month period is comprised of a decrease in restructuring expense of $7.6 million, offset by an increase in idle capacity costs of $2.4 million and an increase in performance-improvement initiatives of $14.8 million, but this is not apparent from your current disclosures. We believe that investors greatly benefit from understanding that your restructuring and performance-improvement initiatives expenses are behaving in opposite manners and their fluctuations are offsetting each other, and we believe that this tabular disclosure, along with your current narrative disclosures, would make these fluctuations more easily understood.

9. We note your analysis of the effective income tax rate and your response to comment 6 from our letter dated May 5, 2008. We have the following comments:

- We continue to have concerns that your disclosures do not explain to your readers why your effective tax rate has such significant fluctuations from year to year. As indicated in our prior comment, you appear to have had an unusually low effective tax rate in 2007, and we note that for the six month period you had an effective tax rate for continuing operations of approximately 6% in 2007 as compared to 58% in 2008. The disclosures in your Form 10-Q imply that this difference is due to "discrete tax items," but we believe this explanation is overly broad since you have not identified the specific tax items that differed, nor have you explained why these items would differ by such a large amount from year to year. Please revise your MD&A analysis of results in future filings to explain in more detail why your tax rate fluctuated so significantly.

- We note that your Form 10-Q discusses your effective tax rate before discrete tax items, which is a non-GAAP measure. It is unclear to us how your presentation of this measure complies with Item 10(e) of Regulation S-K or our guidance in our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (our Non-GAAP FAQ), available at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. If you wish to present this measure in future filings, please show us how you will modify your disclosure to comply with this non-GAAP guidance.

10. We note your disclosure of per share measures throughout your MD&A analysis. Refer to our Non-GAAP FAQ and provide the disclosures required by Question 11 for each non-GAAP per share measure presented. Please provide similar disclosure in your Form 8-K filed August 8, 2008.

Definitive Proxy Statement on Schedule 14A

Benchmarking and Use of Consultant, page 22

11. We note your response to comment 18 of our letter dated May 5, 2008. We continue to believe with respect to the Mercer Executive Compensation Survey and the Private Executive Compensation Survey that if the participants whose data was used were identified to your compensation committee to determine the compensation of your named executive officers, then you must identify those companies in your disclosure, regardless of the contractual restrictions in Watson Wyatt's agreements.

*   *   *

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or in her absence Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director